December 11, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Jeffrey Gabor

Re:                              argenx SE

Acceleration Request for Registration Statement on Form F-1

File No. 333-221984

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on December 13, 2017, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

COWEN AND COMPANY, LLC

PIPER JAFFRAY & CO.

As representatives of the Underwriters

By:	COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director